Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

August 16, 2023

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Functional Brands Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on June 9, 2023
CIK No. 0001837254

Dear Mr. Newberry:

By letter dated July 7, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 submitted June 9, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 9, 2023 Prospectus Summary

Overview, page 1

1. We note your statements throughout the prospectus that doctors are one of your distribution channels. Please clarify, if true, that none of your products are prescribed by physicians, as they are not approved by the FDA, and that such products are being sold on an over-the-counter basis.

Response: The Company has revised its disclosure on page 1 and elsewhere in its amended DRS to clarify that its products are not FDA approved and are sold over the counter, and do not need to be prescribed by physicians.

Our Products, page 2

2. We note your disclosure here and elsewhere that Emerson Ecologics awarded you its “highest quality certification.” Please revise to discuss the significance of this certification, explaining Emerson Ecologics’ business and how such certification was obtained.

Response: The Company has removed this assertion and revised its disclosure on its amended DRS.

3. We note your statement that “Kirkman is a leading manufacturer of nutritional supplements for individuals with special dietary requirements and sensitivities.” Please revise your disclosure to provide support for this statement. Similarly, provide support for your statement that Kirkman “has the highest standard for purity testing in the nutraceutical industry worldwide.”

Response: The Company has removed this assertion and revised its disclosure on its amended DRS.

4. Please define CBD and CBG and explain their significance to your products where first used.

Response: The Company has revised its disclosure to define CBD and CBG on page 2 of its amended DRS.

5. We note that your statement on page 2 that you “launched a suite of supplement products, designed specifically for the golf industry and golf professionals” appears to conflict with your statements on pages 36 and 41 that you “plan to introduce a suite of supplement products, designed specifically for the golf industry and golf professionals.” Please reconcile. To the extent you are still in the development process, revise your disclosure to provide more detail regarding the stage of development.

Response: The Company has revised its disclosure to clarify that the company is in the process of developing a suite of supplement products, designed specifically for the golf industry and golf professionals on page 2 of amended DRS.

Competitive Strengths, page 3

6. Please revise your disclosure to include an equally prominent discussion of the challenges and uncertainties your business faces. For example, discuss your history of recurring losses, significant accumulated deficit, negative cash flows from operations, limited operating history, your auditor’s substantial doubt of your ability to continue as a going concern, and the uncertain and evolving federal, state and local regulations concerning hemp, CBD and other non-tobacco consumable products. Revise your heading to this section as appropriate.

Response: The Company has revised its disclosure on page 3 of its amended DRS.

7. We note your statements on pages 3 and 44 that you procure your own raw materials, and also your statement on page 41 that certain products are made with hemp that comes directly from Functional Brands’ farm in Oregon. Please revise your disclosure both here and in the Business section to clarify whether the company is growing and harvesting its own hemp plants and describe the regulation around such activities. To the extent the company is not growing its own hemp, please clarify your statement about the operations on the farm in Oregon and discuss who manufactures the hemp derived products used by the company, where they are manufactured, and how they are produced and sold in compliance with the 2018 Farm Bill and the Agricultural Act of 2014.

Response: The Company has clarified that the facility is not in operation and that the Company sources its hemp derived products from registered growers on pages 3 and 44 of the amended DRS.

8. We note you state here and throughout your prospectus that you test raw materials and your nutraceutical products for efficacy to deliver the “most efficacious products” and that you are “dedicated to supplying the purest and safest nutritional supplements in the marketplace.” Please revise to remove such statements as safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies and it does not appear the FDA has approved any of your nutraceutical products. Revise to state at the outset of your Prospectus Summary and Business sections to state whether your nutraceutical products have been approved by the FDA or a comparable regulator.

Response: The Company has revised its disclosure to remove the statements “most efficacious” and “purest and safest.” Additionally, the Company has clarified that its products are not FDA approved.

9. Please remove your references to Walgreens and CVS as potential partners, as it does not appear you have agreements in place at this time and such references are premature and speculative.

Response: The Company has removed the references to Walgreens and CVS as potential partners on its revised disclosure on page 3 of its amended DRS.

Our Corporate History and Structure, page 4

10. We note your statement that your principal business is the production, marketing, sales and distribution of nutraceutical products through your Kirkman division, alongside hemp derived products under the Hemptown brand “in certain states within the United States that permit such sales.” Please disclose which states you operate and sell your products in, and discuss how you ensure your marketing and sales efforts do not target those states where your products may not be legally sold.

Response: The Company has revised its disclosure on page 4 of its amended DRS.

11. We note that your disclosure that HTO Nevada is a wholly owned subsidiary of Functional Brands appears to conflict with your disclosure on page 4 that HTO Nevada is currently owned by HTO Holdings and “will be acquired by Functional Brands” as part of a restructuring. Please reconcile your disclosure or otherwise advise. To the extent you will acquire HTO Nevada in the future, revise to state when the acquisition will occur in relation to this offering.

Response: The Company has revised its disclosure on page 4, and elsewhere in its amended DRS.

12. Please disclose whether you have made the partial payments that were due on January 15, 2023, and March 31, 2023.

Response: The Company has revised its disclosure to clarify that no payments have been made.

Corporate Information, page 6

13. We note that the URL provided for your website on page 6 does not appear to work. Please revise or otherwise advise.

Response: The Company has updated its URL and revised its disclosure on page 6 of its amended DRS

Summary of Risk Factors, page 9

14. Please revise the first bullet point on page 9 to disclose that you received a going concern opinion from your auditor and discuss this further in your Risk Factors section.

Response: The Company has revised its disclosure on pages 9 and 11 of its amended DRS to address SEC Staff comment.

Risk Factors

Risks Related to our Financial Condition and Capital Requirements, page 11

15. Please include a risk factor discussing the risks associated with the Existing Default and Forbearance Agreement disclosed on page 4.

Response: The Company has added a risk factor on page 12 of its amended DRS in connection with the existing default and forbearance agreement.

Risk Factors Relating to Our Business and Industry, page 12

16. We note your Summary Risk Factor on page 9 that you “have a single customer that accounts for a substantial portion of [y]our revenues, and [y]our business would be harmed were [you] to lose this customer.” Please include more detail regarding this risk, including the identity of the single customer and the portion of your revenues referenced, in this section of the prospectus.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration…, page 21

Response: The Company has revised this statement on page 12 of its amended DRS.

17. Please revise your disclosure to discuss the specific risks that apply to your hemp-based products and your nutraceutical products separately as opposed to your products generally. Revise to discuss the risks associated with FDA regulation of your hemp-based products being sold as a food, cosmetic, or dietary supplement under the Federal Food, Drug and Cosmetic Act.

Response: The Company has revised this statement on page 21 of its amended DRS.

Use of Proceeds, page 31

18. We note your disclosure that you intend to use “20% of the net proceeds (approximately $2.785 million) for a deferred payment for past acquisitions.” In the event the deferred payment relates to the Kirkman acquisition, please so state. Please also indicate whether the payment includes any accrued interest, including the rate if applicable, and the due date for such payment.

Response: The Company has revised this statement on page 31 and 45 of its amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

19. Revise to include the reasons for the change in amounts impacting your results of operations, liquidity and capital resources. In this regard, your discussion should not merely repeat numerical data contained in the financial statements. Refer to Instruction 2 to paragraph (b) in Item 303 of Regulation S-K. For example only, discuss how the principal factors affecting your financial performance you list on page 36 impacted material changes to line items from period-to-period.

Response: The Company has revised its disclosure on its amended DRS on page 37 to address the Staff’s comment.

Business

Our Products, page 40

20. Please revise your disclosure to summarize the “significant research” you performed with “prominent organizations” for your prenatal vitamins. and discuss the stage of development of these products. Please also provide support for your belief that your prenatal supplement will be the “purest and cleanest.” In addition, remove your statement that the brand “is expected to be the ‘house brand’ for FIGO and is expected to be endorsed by FIGO”, as such statements appear premature and speculative at this time.

Response: The Company has revised its disclosure on its amended DRS removing the statements in connection with the Company’s research.

Recent New Products, page 41

21. We note your disclosure that you are developing and launching “legally compliant” hemp- derived delta-9 gummies and your disclosure on pages 14 and 50 mentioning “delta-9 THC.” Please revise to define and describe “delta-9,” its significance, and the purposes for which you will market these products.

Response: The Company has revised its disclosure throughout its DRS removing the delta-9 component which is not relevant as such is a sub-component of THC. The component is not relevant as long as the products remain within the limits of 0.3% of THC.

Industry, page 42

22. Please revise to provide a discussion of the sources and data relied on for your statement that CBD is beneficial in treating anxiety, seizures, and reducing pain. Disclose whether the FDA has approved any CBD product for such indications.

Response: The Company has revised its disclosure on its amended DRS.

Competitive Strengths, page 44

23. Please revise to enlarge or otherwise alter the graphics on page 44 so all text is legible.

Response: The Company edited the image to make all text legible.

24. Please revise to disclose the material terms of your agreements with The Trailer Park Boys and HS Wholesale, including each party’s performance and payment obligations as well as the termination provisions. In this regard, we note your statements describing the Distribution Agreement as an “$8 million” agreement, but elsewhere describe this figure as a “sales target”. Please clarify.

Response: The Company has revised its disclosure to include all material terms of the agreements with the Trailer Park Boys and HS Wholesale, including each party’s performance and payment obligations.

25. Please revise your disclosure to provide more detail regarding your “Ultra Tested” proprietary testing protocol, including how this process goes “beyond the FDA requirements”. Also, in relation to our comment above, please remove statements indicating that your products are effective if they have not been approved by the FDA.

Response: The Company has revised its disclosure on page 3 and 44 of its amended DRS.

Growth Strategy, page 45

26. Please revise your disclosure to include the data and sources relied on for your list of the “best supplements for autism” on page 45.

Response: The Company has revised its disclosure on page 45 of its amended DRS.

Technology & Intellectual Property, page 46

27. Please revise this section to disclose that the company currently licenses the trademarks associated with Hemptown Organics Corp., as discussed on page 4.

Response: The Company has revised its disclosure on page 46 to address the SEC comment.

Facilities, page 49

28. We note your statement on page 41 that hemp from Functional’s Brands’ farm in Oregon is used in Hemptown Natural’s hemp cigarette line. Please revise your disclosure on page 49 to describe this farm, per Item 102 of Regulation S-K.

Response: The Company has revised its disclosure on page 49, to clarify that the company does not farm its hemp derived products.

Regulation

Laws and Regulations Relating to Our Products, page 49

29. Please revise your disclosure to provide more detail regarding the state regulations applicable to your business.

Response: The Company has revised its disclosure to provide more detail regarding the state regulations applicable to the Company’s business.

30. Please revise this section to include disclosure regarding the regulation of nutraceutical supplements in the United States.

Response: The Company has revised its disclosure to provide the regulation of nutraceutical supplements in the United States.

Management

Directors and Executive Officers, page 53

31. Please revise the biographical information for Tariq Rahim to clearly disclose Mr. Rahim’s principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised its disclosure on page 53 of its amended DRS.

Notes to the Consolidated Financial Statements

1. Corporate Information and Continuance of Operations, page F-7

32. Please explain the basis for your financial statement presentation and disclose the accounting treatment for the combination of HT Naturals with sister company, HTO Nevada. Please address the “restructuring efforts” referenced on pages 4, 34 and 40.

Response: The restructuring was not completed until 2023 and the company’s basis on its financial statement presentation and accounting treatment was a business combination pursuant to ASC 805.

Summary of Significant Accounting Policies, page F-8

33. We note that the audit report on page F-2 states that Note 2 to the financial statements discusses “[m]management’s plans” in regard to the factors listed that raise substantial doubt about the company’s ability to continue as a going concern. However, Note 2 does not appear to have any such discussion. Please advise.

Response: Note 2 has been revised on page F-2.

Exhibits

34. Please file your employment agreements with Eric Gripentrog and Tariq Rahim, The Trailer Park Boys Agreement, the HS Wholesale Limited Agreement, the Asset Purchase Agreement, the Amended Asset Purchase Agreement, the IP Collateral Agreements and the Forbearance Agreement as exhibits or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has included all support documents requested by the Staff as exhibits to its amended DRS.

35. Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. For example, we note exhibit 3.2.

Response: The Company has provided the proper text-searchable format on each of its exhibits.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog

Eric Gripentrog

Chief Executive Officer

Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035